Correspondence



Amish Naturals, Inc.
6399 S.R. 83                                                 Phone: 330 674 0998
Holmesville, OH 44633                                        Fax 330 674 3080


May 12, 2009

United States Securities and Exchange Commission
Washington, DC 20549-7010

Attn:    Ms. Suying Li
         Division of Corporation Finance

Dear Ms. Li:

In follow-up to your telephone call this morning asking the status of our response to the Security and Exchange Commission's (SEC's) comment letter of April 8, 2009, our CFO has assured me that the SEC would receive a response by this Friday, May 15, 2009.

Accordingly, at your request, I am providing this documentation, which will be edgarized, serving as our Company's commitment thereto.

If you have any questions whatsoever, I welcome your contact and will assist you promptly to bring this matter to proper resolve.

Respectfully submitted,



/s/ David C. Skinner, Sr.
-------------------------
David C. Skinner, CEO


cc:      Mr. Dale Paisley/ CFO